

Mail Stop 4546

October 3, 2016

Via E-mail

Ms. Judy L. Brown
Executive Vice President, Business Operations
   and Chief Financial Officer
Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

> **Re:**   **Perrigo Company plc**
>   **Form 8-K**
>   **Filed August 10, 2016**
>   **File No. 001-36353**

Dear Ms. Brown:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1: Press release issued August 10, 2016
Non-GAAP Measures, page 8

1. In your next earnings release, please provide a more substantive, and concise, discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter for the measures you expect to include in your next earnings release.

Table I: Reconciliation of Non-GAAP Measures
Selected Consolidated Information

2. Please explain to us in detail how you calculated the income tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3426.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance